

Capitol Federal Financial

NEWS RELEASE

FOR IMMEDIATE RELEASE

September 29, 2006

CAPITOL FEDERAL FINANCIAL
COMPLETES STOCK REPURCHASE PROGRAM

Topeka, Ks--Capitol Federal Financial (NASDAQ: CFFN) announced today that it has completed the repurchase of 1,536,102 shares at an average price of $30.70.

On May 26, 2006 CFFN announced a new stock repurchase program that would commence as soon as the above mentioned plan was completed. Under this plan the Company intends to repurchase up to 500,000 shares from time to time, depending on market conditions, at prevailing market prices in open-market and other transactions. The shares will be held as treasury stock for general corporate use. The plan has no expiration date.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank which operates 38 branch offices in Kansas.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of the release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:
   Jim Wempe
   Vice President, Investor Relations
   700 S Kansas Ave.
   Topeka, KS   66603
   (785) 270-6055
   jwempe@capfed.com